Room 4561
Via fax (949) 672-5460

March 25, 2008

John F. Coyne
Chief Executive Officer
Western Digital Corporation
20511 Lake Forest Drive
Lake Frost, CA 92630

      Re: **Western Digital Corporation**
                Form 10-K for the Fiscal Year Ended June 29, 2007
                File no. 1-8703

Dear Mr. Coyne:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief